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                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                        -----------------------


                               FORM 11-K

           (Mark One)
            X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           ---
               SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
                For the fiscal year ended June 30, 1996
                                  OR
           --- TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the transition period from --------- to ---------

                     Commission file number 1-9759


           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                INVESTMENT PLAN FOR SALARIED EMPLOYEES
                        OF IMC-AGRICO MP, INC.


           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            IMC GLOBAL INC.
                 2100 Sanders Road, Northbrook, Illinois  60062
















  -------------------------------------------------------------------
-----------------------------------------------------------------------








                               CONTENTS
                               --------

Report of independent auditors


Financial statements
--------------------
Statements of assets available for benefits, with fund information Statements of changes in assets available for benefits, with fund information
Notes to financial statements


Supplemental schedules                                   Schedule
----------------------                                   --------

Item 27a - Schedule of assets held for investment purposes  1
Item 27d - Schedule of reportable transactions              2





                    REPORT OF INDEPENDENT AUDITORS





Plan Administrator
Investment Plan for Salaried Employees of
  IMC Agrico MP, Inc.

We have audited the accompanying statements of assets available for benefits of the Investment Plan for Salaried Employees of IMC-Agrico MP, Inc. as of June 30, 1996 and 1995, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at June 30, 1996 and 1995, and the changes in its assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of June 30, 1995, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                            ERNST & YOUNG LLP


October 23, 1996

                     INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                       OF IMC-AGRICO MP, INC.
        ----------------------------------------------------------------
        STATEMENT OF ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
        -----------------------------------------------------------------
                                  June 30, 1996
                                  -------------
                                                                     Fund
Information
                                   ---------------------------------------------
-----------------------------------------
                                                                     Fixed
Money
                                   Equity    Bond       Company      Income
Market     Balanced      Growth      Loan
                     Total          Fund     Fund      Stock Fund     Fund
Fund         Fund        Fund       Fund
                    ------------------------------------------------------------
-----------------------------------------
ASSETS
-------------------
Investments, at
 fair value:
  Master trust funds -
    IMC-Agrico Company
      Stock Fund   $  1,281,797                        $1,281,797
    IMC-Agrico
     Fixed Income
     Fund            9,608,379                                      $9,608,379
    IMC-Agrico
     Bond Fund       2,204,919             $2,204,919

  Mutual funds -
    Fidelity Equity-
     Income Fund,
      Inc.           9,396,973  $9,396,973
    Vanguard Money
      Market Reserves,
      Inc. - Prime
      Portfolio        709,315
$709,315
    Vanguard Welling-
     ton Fund, Inc.  1,357,387
$1,357,387
    Fidelity Magellan
      Fund, Inc.     2,459,291
$2,459,291
  Loans to
    participants     1,646,497
$1,646,497
                   -----------  ----------  ----------  ----------  ----------
--------  ----------  ----------  ----------
  Total
    investments     28,664,558   9,396,973   2,204,919   1,281,797   9,608,379
709,315   1,357,387   2,459,291   1,646,497
                   -----------  ----------  ----------  ----------  ----------
--------  ----------  ----------  ----------

Receivables:
  Participant contri-
   butions             163,288      46,392       6,742      16,456      35,754
3,939      19,607      34,398
  Employer contri-
   butions             971,606     282,477      48,066      92,025     225,074
30,805     106,323     186,836
  Accrued interest
    and dividends        3,695
3,695
                   -----------  ----------  ----------  ----------  ----------
--------  ----------  ----------  ----------
  Total receivables  1,138,589     328,869      54,808     108,481     260,828
38,439     125,930     221,234
                   -----------  ----------  ----------  ----------  ----------
--------  ----------  ----------  ----------

Assets available
 for benefits      $29,803,147  $9,725,842  $2,259,727  $1,390,278  $9,869,207  $747,754  $1,483,317
$2,680,525  $1,646,497
                   ===========  ==========  ==========  ==========  ==========
========  ==========  ==========  ==========

                       (See Notes to Financial Statements)

                     INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                       OF IMC-AGRICO MP, INC.
         ---------------------------------------------------------------
        STATEMENT OF ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
        -----------------------------------------------------------------
                                  June 30, 1995
                                  -------------
                                                  Fund Information
                                   ---------------------------------------------
------------------
                                                            Fixed       Money
                                   Equity       Bond       Income       Market     Balanced  Growth
                      Total         Fund        Fund        Fund         Fund        Fund      Fund
                  --------------------------------------------------------------
-------------------
ASSETS
------------------
Investments , at
 fair value:
  Mutual funds -
   Fidelity Equity-
    Income Fund,
     Inc.          $ 6,444,187  $6,444,187
   Bond Fund of
    America, Inc.    2,009,694               $2,009,694
   Vanguard Money
    Market Reserves,
    Inc. -Prime
    Portfolio          770,014                                          $770,014
   Vanguard Wellington
     Fund, Inc.        327,863                                                     $327,863
   Fidelity Magellan
     Fund, Inc.        755,091                                                               $755,091
  LaSalle National
   Trust, N.A. Income
   Plus Fund         6,513,999                         $ 6,513,999
  Loans to
    participants     1,518,700     250,363      208,203     975,923       54,513     10,979    18,719

Investments, at
 contract value:
  Guaranteed Investment
   Contracts -
    CDC Investment
     Management Corp.  750,000                              750,000
    Commonwealth Life
     Insurance
     Company           803,597                              803,597
    Hartford Life
     Insurance Co.     781,024                              781,024
                  -----------   ----------   ---------- -----------    --------    --------  --------
   Total
     investments    20,674,169   6,694,550    2,217,897   9,824,543      824,527    338,842   773,810

Receivables:
  Employer
   contributions     1,022,694     302,731       83,910     336,067       40,232     88,528   171,226
  Accrued interest
    and dividends       33,033                               33,033
                  -----------   ----------   ---------- -----------    --------    --------  --------
   Total
     receivables     1,055,727     302,731       83,910     369,100       40,232     88,528   171,226
                  -----------   ----------   ---------- -----------    --------    --------  --------

Assets available
 for benefits      $21,729,896  $6,997,281   $2,301,807 $10,193,643     $864,759   $427,370  $945,036
                  ===========   ==========   ========== ===========    ========    ========  ========


                       (See Notes to Financial Statements)

                     INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                       OF IMC-AGRICO MP, INC.
         ---------------------------------------------------------------
  STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
  ----------------------------------------------------------------------------
                        For the Year Ended June 30, 1996
                        ---------------------------------
                                                                       Fund
Information
                                   ---------------------------------------------
-----------------------------------------
                                                                      Fixed
Money
                                   Equity       Bond     Company      Income
Market    Balanced     Growth       Loan
                       Total        Fund        Fund    Stock Fund     Fund
Fund        Fund        Fund        Fund
                       ---------------------------------------------------------
-----------------------------------------
Investment income (loss):
  Interest and
    dividends      $   912,517  $  197,664  $   79,855  $      357   $  249,669
$ 43,506   $   25,513  $  315,953
  Net appreciation
   (depreciation) in
   fair value of
   investments       1,495,976   1,306,118      65,886       5,006
(74,609)     301,915    (108,341)
  Income (loss) from
   master trust funds  241,579                 (28,182)    106,979      162,782
  Loans to participants -
   interest            135,073      10,979       8,557                   40,979
3,507         549         855      69,647
                   -----------  ----------  ----------  ----------  -----------
--------  ----------  ----------  ----------
    Total investment
      income (loss)  2,785,144   1,514,761     126,116     112,342      453,430
(27,596)    327,977     208,467      69,647

Contributions:
  Participants       1,825,078     503,692      85,876     170,035      456,927
52,595     195,986     359,967
  Employer           1,190,941     341,378      59,874     112,447      282,698
38,337     128,514     227,693
                   -----------  ----------  ----------  ----------  -----------
--------  ----------  ----------  ----------
   Total
    contributions    3,016,019     845,070     145,750     282,482      739,625
90,932     324,500     587,660

Transfers from other
 plans               3,088,810     116,378      13,359     114,876    2,544,143
377     54,154      102,698     142,825

Cash distributed
 to withdrawing
 participants         (816,722)   (144,426)    (62,187)    (48,282)    (447,722)
(12,314)   (77,679)     (10,916)    (13,196)

Transfers of
 investment
 direction                         396,778    (265,118)    928,860   (3,613,912)
(168,404)   426,995      847,580   1,447,221
                    ----------  ----------  ----------  ----------  -----------
--------  ----------  ----------  ----------

Net increase
 (decrease) in
 assets available
 for benefits        8,073,251   2,728,561     (42,080)  1,390,278     (324,436)
(117,005)  1,055,947   1,735,489   1,646,497

Assets available
 for benefits -
 beginning of year  21,729,896   6,997,281   2,301,807               10,193,643   864,759     427,370
945,036
                   -----------  ----------  ----------  ----------  -----------
--------  ----------  ----------  ----------

Assets available
 for benefits -
 end of year       $29,803,147  $9,725,842  $2,259,727  $1,390,278  $ 9,869,207
$747,754  $1,483,317  $2,680,525  $1,646,497
                   ===========  ==========  ==========  ==========  ===========
========  ==========  ==========  ==========



                       (See Notes to Financial Statements)

                     INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                       OF IMC-AGRICO MP, INC.
         ---------------------------------------------------------------
  STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS, WITH  FUND INFORMATION
 ------------------------------------------------------------------------------
                        For the Year Ended June 30, 1995
                        --------------------------------
                                                                   Fund
Information
                               -------------------------------------------------
----------------------------------
                                                                        Fixed
Money
                                              Equity         Bond       Income
Market     Balanced   Growth
                                  Total         Fund         Fund         Fund
Fund        Fund      Fund
                              --------------------------------------------------
----------------------------------
Investment income:
 Interest and dividends$   917,844   $  181,582 $  159,590 $   526,526  $ 38,897  $  7,544 $   3,705
 Net appreciation
  in fair value of
  investments               975,181     770,707     44,166                          32,708   127,600
 Loans to participants
  - interest                103,476      14,906     10,103      73,480     3,691       390       906
                         ----------   ----------  ----------             -------
----                     --------     --------    --------
  Total investment income 1,996,501     967,195    213,859     600,006    42,588    40,642   132,211

Contributions:
 Participants             1,496,780     442,042    136,661     464,965    51,887   136,851   264,374
 Employer                 1,221,769     359,935    103,839     398,179    47,896   106,502   205,418
                         ----------   ----------  ----------             -------
----                     --------     --------    --------
  Total contributions     2,718,549     801,977    240,500     863,144    99,783   243,353   469,792

Transfers from other plans  328,420      82,868     19,949     120,430     3,750    55,260    46,163

Cash distributed to
 withdrawing participants (858,697)   (179,923)  (154,282)   (432,521)  (83,692)   (1,474)   (6,805)

Transfers of investment
 direction                            (377,892)  (171,996)      68,822    87,802    89,589   303,675
                         ----------   ----------  ----------             -------
----                     --------     --------    --------

Net increase in assets
 available for benefits   4,184,773   1,294,225    148,030   1,219,881   150,231   427,370   945,036

Assets available for
 benefits-beginning
 of year                 17,545,123   5,703,056  2,153,777   8,973,762   714,528
                         ----------   ----------  ----------             -------
----                     --------     --------    --------

Assets available for
 benefits-end of year   $21,729,896  $6,997,281 $2,301,807 $10,193,643  $864,759  $427,370  $945,036
                         ===========  ==========  ==========
===========              ========     ========    ========




                       (See Notes to Financial Statements)

                INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                  OF IMC-AGRICO MP, INC.
    ---------------------------------------------------------------
                     NOTES TO FINANCIAL STATEMENTS
                    ------------------------------
1.  Description of the Plan
    -----------------------
  The following description of the Investment Plan for Salaried
Employees of IMC-Agrico MP, Inc. (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
-------
  The Plan is a defined contribution plan established on July 1, 1993. Salaried employees of IMC-Agrico MP, Inc. (the Company), managing partner of IMC-Agrico Company and jointly owned by IMC Global Operations Inc. and Freeport-McMoRan Resource Partners, Limited Partnership, are eligible to participate in the Plan upon completion of one year of service. Effective September 1, 1996, participation is immediate. While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time.

Contributions
-------------
  The Plan is funded by contributions from participants in the form of payroll deductions/salary reductions of up to 15 percent of participants' base monthly salaries. A participant may change the amount of payroll deduction/salary reduction twice a year, as of July 1 or January 1, upon giving the required notice. The Plan provides a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Internal Revenue Code (the IRC). Salary reduction contributions, elected by certain participants, may be reduced (or refunded) to comply with certain non-discrimination requirements of
Section 401(k) or the limitations of Section 415 of the IRC. In addition, salary reduction contributions cannot exceed $9,500 for calendar year 1996 ($9,240 for calendar 1995). The limitation on salary reduction contributions can be adjusted or recharacterized as after-tax contributions not to exceed the lesser of the 15 percent or $9,500 ($9,240 in 1995) limits described above each July 1 and January 1 by the Employee Benefits Committee. In addition, the Plan also is funded by employer contributions, as determined by the Company's Board of Directors, of not less than 20 percent of a participant's eligible contributions, which are contributions that do not exceed 6 percent of a participant's base monthly salary. The Company may make additional contributions each year as determined by its Board of Directors. Employer contributions are subject to certain limitations imposed by
Section 415 of the IRC. Total employer contributions were equal to 100 percent of participants' eligible contributions for the year ended June 30, 1996 (125 percent for the year ended June 30, 1995). Under certain circumstances, participants may rollover their vested benefits from other plans to the Plan.

Participant Accounts
--------------------
  Separate accounts are maintained for each participant. Each participant's account is adjusted for participant and employer contributions, withdrawals and fees, if any, interest, dividends and net realized and unrealized gains or losses.

Administrative Expenses
-----------------------
  Certain administrative expenses of the Plan are borne by the Company.

Investment Programs
-------------------
  Since January 1, 1996, the Plan's investments are administered by Marshall & Ilsley Trust Company under a trust agreement dated January 1, 1996. Prior to that time, the trustee was The Northern Trust
Company.  Investment programs available to participants are as follows:

  Equity Fund - Investments are made in shares of the Fidelity Equity-Income Fund, Inc., a mutual fund which invests at least 65 percent of its assets in income producing equity securities. The balance of the portfolio is invested in all types of domestic and foreign instruments, including bonds.

  Bond Fund - Since January 1,1996, investments are made in shares of the IMC Global Bond Fund, a pooled bond fund shared only by other IMC-Agrico MP, Inc. 401(k) plans. The fund invests substantially all of the assets in shares of the Bond Fund of America, Inc., a mutual fund comprised of marketable corporate debt securities, U.S. Government securities, mortgage related securities, other asset backed securities and cash or money market instruments. Prior to January 1, 1996, the Bond Fund of America, Inc. shares were held directly.

  Company Stock Fund - Investments are made solely in the common stock of IMC Global Inc.

  Fixed Income Fund - Since January 1, 1996, investments are made in shares of IMC Global Fixed Income Fund, a pooled fund shared only by other IMC-Agrico MP, Inc. 401(k) plans. Prior to that time investments of the Fixed Income Fund were managed by LaSalle Street Capital Management, Ltd. Investments are made in guaranteed investment contracts (GICs), the Marshall Money Market Fund and, prior to January 1, 1996, in the LaSalle National Trust, N.A. Income Plus Fund. The 1995 holdings are described below.


     a. A GIC with CDC Investment Management Corp. with a guaranteed interest rate of 7.5 percent through June 30, 2000.

     b. A GIC with Commonwealth Life Insurance Company with a guaranteed interest rate of 7.27 percent through July 6, 1998.

     c. A GIC with Hartford Life Insurance Company with a guaranteed interest rate of 8.01 percent through December 19, 1997.

     d. The LaSalle National Trust, N.A. Income Plus Fund, a pooled fund which invests in investment contracts, U.S. Government money market investments and alternative contracts backed by U.S. Government, U.S. Government Agency and other AAA rated fixed income instruments.

  Money Market Fund - Investments are made in shares of the Vanguard Money Market Reserves, Inc. - Prime Portfolio, a mutual fund. The
Prime Portfolio invests in high quality money market obligations that mature in 13 months or less and include negotiable certificates of deposit, bankers' acceptances, commercial paper, short-term corporate obligations, short-term Eurodollar and Yankee bank obligations, U.S. Treasury obligations and securities issued or guaranteed by agencies and instrumentalities of the U.S. Government.

  Balanced Fund - Investments are made in shares of the Vanguard
  Wellington Fund, Inc., a mutual fund which invests in a diversified portfolio of 60-70 percent common stocks and 30-40 percent bonds.

  Growth Fund - Investments are made in shares of the Fidelity
  Magellan Fund, Inc., a mutual fund which invests in common stock and securities of domestic, foreign and multinational issuers.

  Loan fund - Investments are loans made to participants, as described below.

  Participants elect their desired investment program upon joining the Plan. Since April 1, 1996, they may elect to change the investment direction of their existing account balances and their future contributions daily. Prior to that time, as of July 1, October 1, January 1 and April 1 of any Plan year, upon giving prescribed notice, participants could elect to transfer the investment direction of their future contributions or their existing account balances in any fund or funds at that date to any other fund, or in 25 percent increments to any combination of funds. The Balanced Fund and Growth Fund investment programs were introduced to the Plan effective July 1, 1994. The Company Stock Fund was added effective July 1, 1995. Loans were transferred to the Loan Fund effective January 1, 1996.

Vesting
-------
  All Plan participants are immediately and nonforfeitably vested in their plan accounts.

Withdrawals
-----------
  Participants may withdraw their interest in the Plan upon termination of employment. Subject to certain requirements and limitations, participants may withdraw funds. Most withdrawals made by participants, including hardship withdrawals from their Salary
Reduction Accounts, will result in suspension of Plan participation for at least one year.

  Except as noted below, participants will receive distribution of their interest in the Plan in a lump sum payment.

Deferred Distributions
----------------------
  Participants who terminate their employment and are eligible for early or normal retirement under any Company pension plan will be permitted to elect, at any time prior to retirement, to defer receipt of their Plan distributions until no later than their 70th birthday. Participants electing deferral must: (1) elect to receive their distributions in: (a) a lump sum on the date of distribution, or (b) in equal annual installments not to exceed ten, and (2) make an election for the method of distribution in the event of their death prior to total distribution.

  Participants who terminate their employment prior to eligibility for early or normal retirement and whose Plan accounts exceed $3,500 must consent to distribution of their accounts. Participants may defer receipt of their Plan distribution until no later than their 70th birthday.

Loans to Participants
---------------------
  Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. The amount of any such loan is borrowed from the account of the participant to whom the loan was made and such account does not share in the allocation of income, gains and losses of the investment funds to the extent of the outstanding balance of such loan. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income are credited to the borrowing participant's account. Loan payments are made by monthly payroll deductions. Each loan bears interest at the prevailing rate for loans of similar risk, date of maturity and date of grant.

2.  Summary of Significant Accounting Policies
    ------------------------------------------
Investment Valuation
--------------------
  All investments are carried at fair value, except the guaranteed investment contracts which are carried at contract value. Fair value for shares of the master trust funds, the LaSalle National Trust, N.A. Income Plus Fund and the mutual funds are carried at fair value which is the net asset value of those shares, as determined by the respective funds. Loans to participants are valued at cost which approximates fair value. Guaranteed investment contracts are carried at contract value.

Investment in Trusts
--------------------
  As of January 1, 1996, investment assets of the Bond Fund, the Company Stock Fund and the Fixed Income Fund were made in shares of IMC-Agrico MP, Inc. pooled funds shared by other IMC-Agrico MP, Inc. 401(k) plans. The Plan was a 52 percent, 90 percent and 43 percent, respectively, participant in the IMC-Agrico Bond Fund, the IMC-Agrico Stock Fund and the IMC-Agrico Fixed Income Fund at June 30, 1996.

  The assets of the pooled funds as of June 30, 1996 were as follows:

                                             IMC-Agrico   IMC-Agrico
                               IMC-Agrico     Company       Fixed
                                Bond Fund    Stock Fund   Income Fund
                                ---------    ----------   -----------

Bond Fund of America           $4,149,732
IMC Global Inc. common stock                 $1,367,819
LaSalle National Trust, N.A.
 Income Plus Fund                                        $16,082,874
Guaranteed Investment Contracts -
 Commonwealth Life Insurance
  Company, due 1998                                        1,694,222
 Hartford Life Insurance Co.,
  due 1997                                                 1,655,066
 CDC Investment Management
  Corp., due 2000                                          1,527,216
 Rabobank Alternative                                      1,188,626
Marshall Money Market Fund         67,253        27,938      150,359
Pending transaction                              29,212
Accrued interest and dividends        326           147      176,094
                               ----------    ----------  -----------
Net assets of pooled funds     $4,217,311    $1,425,116  $22,474,457
                               ==========    ==========  ===========

Changes in the pooled balances from January 1 through June 31, 1996 are summarized as follows:

                                            IMC-Agrico   IMC-Agrico
                                IMC-Agrico    Company       Fixed
                                Bond Fund    Stock Fund  Income Fund
                                --------     ----------  -----------

Additions:
 Interest and dividend income $ 78,275 $ 3,291 $ 469,583 Net depreciation in fair value
  of investments                (299,333)      (39,851)      (3,022)
 Contributions and transfers
  from other plans                243,704       380,265    1,045,316
                               ----------    ----------  -----------
                                   22,646       343,705    1,511,877

Deductions:
 Benefits paid                    523,275       275,397    1,881,406
 Investment expenses                                          18,636
                               ----------    ----------  -----------
                                  523,275       275,397    1,900,042
                               ----------    ----------  -----------
Net increase (decrease)
 in assets                      (500,629)        68,308    (388,165)
Assets transferred at
 January 1, 1996                4,717,940     1,356,808   22,862,622
                               ----------    ----------  -----------

Pooled fund assets at
 June 30, 1996                 $4,217,311    $1,425,116  $22,474,457
                               ==========    ==========  ===========

Income Recognition
------------------
  Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest from investments is recorded as earned on an accrual basis.

Contributions
-------------
  Contributions from participants are recorded monthly when due from the Company. Contributions by the Company are made monthly based on the minimum contribution percentage (20 percent) required by the Plan. Any additional contributions by the Company are accrued when approved by its Board of Directors.

Participant Withdrawals
-----------------------
  Withdrawals are recorded when payments are made to participants. Withdrawals requested but not paid are presented in Department of Labor Form 5500 (Annual Return/Report of Employee Benefit Plan) as liabilities. There were no unpaid withdrawals at June 30, 1996 and 1995.

3.  Net Appreciation (Depreciation) in Fair Value of Investments
    ------------------------------------------------------------
  During 1996 and 1995, net appreciation (depreciation) in fair value of the Plan's investments came from mutual funds and was determined by quoted market price.

                                       1996           1995
                                    ----------     ----------
   Equity Fund                      $1,306,118     $  770,707
   Bond Fund                            65,886         44,166
   Company Stock Fund                    5,006
   Fixed Income Fund
   Money Market Fund                  (74,609)
   Balanced Fund                       301,915         32,708
   Growth Fund                       (108,341)        127,600
                                    ----------     ----------
   Net appreciation (depreciation)
    in fair value                   $1,495,976     $  975,181
                                     ==========     ==========
4.  Significant Investments
    -----------------------
  Investments that represent 5 percent or more of assets available for benefits at June 30 were as follows:

                                       1996           1995
                                    ----------     ----------
   Master trust funds -
    IMC-Agrico Company Stock Fund   $1,281,797
    IMC-Agrico Fixed Income Fund     9,608,379
    IMC-Agrico Bond Fund             2,204,919

   Mutual funds -
    Fidelity Equity-Income
     Fund, Inc.                      9,396,973     $6,444,187
    Bond Fund of America, Inc.                      2,009,694
    Vanguard Wellington Fund, Inc.   1,357,387
    Fidelity Magellan Fund, Inc.     2,459,291

   LaSalle National Trust, N.A.
    Income Plus Fund                                6,513,999

   Loans to participants             1,646,497      1,518,700


5.  Federal Income Tax Status
    -------------------------
  The Internal Revenue Service ruled May 15, 1995 that the Plan qualified under Section 401(a) of the IRC and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


















                        SUPPLEMENTAL SCHEDULES
                        ----------------------




                                                      Schedule 1




                INVESTMENT PLAN FOR SALARIED EMPLOYEES
                        OF IMC-AGRICO MP, INC.
   -----------------------------------------------------------------
      ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
      ----------------------------------------------------------

                                          June 30, 1996
                              -----------------------------------
                               Principal
                               amount or
                               number of                  Current
     Description                 shares         Cost        value
----------------------        --------------  --------    ---------

Master trust funds -
 IMC-Agrico Company
  Stock Fund            33,945 shares         $1,245,195  $ 1,281,797
 IMC-Agrico Fixed
  Income Fund          945,650 shares          9,460,178    9,608,379
 IMC-Agrico Bond Fund  218,160 shares          2,180,987    2,204,919

Mutual funds -
 Fidelity Equity-Income
  Fund, Inc.           233,349 shares          9,228,866    9,396,973
 Vanguard Money Market
  Reserves, Inc. - Prime
  Portfolio            709,315 shares            709,315      709,315
 Vanguard Wellington
  Fund, Inc.            53,886 shares          1,349,009    1,357,387
 Fidelity Magellan
  Fund, Inc.            32,878 shares          2,739,212    2,459,291

Loans to participants
 (7% - 10%)                                                 1,646,497
                                                          -----------
                                                          $28,664,558
                                                          ===========



                                                      Schedule 2


                INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                   OF IMC-AGRICO MP, INC.
   ----------------------------------------------------------------
            ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
            ----------------------------------------------
                   FOR THE YEAR ENDED JUNE 30, 1996
                   --------------------------------


                 Purchases                   Sales
              --------------    -------------------------------------
Description   Number    Cost    Number   Cost     Proceeds      Loss
-----------   ------    ----    ------   ----     --------      ----
Category (i)
 transactions -
 individual trans-
 actions in excess
 of 5 percent of
 plan assets:

 LaSalle National
  Trust, N.A. Income
  Plus Fund                         1 $2,019,761  $2,019,761     (A)

Category (iii)
 transactions-series
 of transactions in
 excess of 5 percent
 of plan assets:

Vanguard Wellington
 Fund, Inc.         57  $1,296,792 25    346,920     347,935$  1,015

Fidelity Equity-
 Income Fund, Inc.  53   2,548,369 27    763,929     732,945(30,984)

Fidelity Magellan
 Fund, Inc.         64   2,187,890 28    229,105     237,429 (8,324)

LaSalle National
 Trust, N.A. Income
 Plus Fund          34   3,030,603 19  2,991,869   2,991,869     (A)

IMC Global Inc.
 common              9   1,227,666

IMC-Agrico Fixed
 Income Fund        30     566,257 29    958,359     964,674   6,315

Marshall Money
 Market Fund (C)    70   4,593,911 56  4,593,911   4,593,911     (A)

NOTES:

(A) Due to the nature of these transactions, there is no gain or loss on disposition.

(B) There were no category (ii) or (iv) reportable transactions during the year ended June 30, 1996.

(C)   Party-in-interest transactions not prohibited by ERISA.



                              SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, I, the undersigned Chairman of the Employee Benefits Committee, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                       Investment Plan for Salaried Employees of
                       IMC-Agrico MP, Inc.


                                  BRIAN J. SMITH
                       -------------------------------------------
                                  Brian J.Smith
                       Chairman of the Employee Benefits Committee

Date:  December 19, 1996

  Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits Committee and on the dates indicated.

       Signature              Title                    Date
-----------------------------------------------------------------------

BRIAN J. SMITH
--------------
Brian J. Smith         Executive Vice President    December 19, 1996
                       Chief Financial Officer


B. RUSSELL LOCKRIDGE
--------------------
B. Russell Lockridge   Senior Vice President,      December 19, 1996
                       Human Resources


MARSCHALL I. SMITH
------------------
Marschall I. Smith     Senior Vice President,      December 19, 1996
                       Secretary and General Counsel


ROBERT E. FOWLER, JR.
---------------------
Robert E. Fowler, Jr.  President and               December 19, 1996
                       Chief Operating Officer